WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  wmslaw@tampabay.rr.com

December 20, 2011

Ryan Houseal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: ChatChing, Inc.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-176962

Dear Mr. Houseal:

We have filed on EDGAR the above Amendment No. 2.

We have attached a Response Table to this correspondence detailing our responses to the comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .	We have included updated financial statements as requested.
2 .	We have revised this language and included relevant cross references throughout.
3 .	We have amended the Plan to clarify that no rights of existing consultants can be adversely affected by these amendments and made conforming change to the language in the S-1.
4 .	We have removed this language. Appropriate language already appears elsewhere in the filing.
5 .	We have revised this risk factor as requested.
6 .	We have revised this risk factor as requested.
7 .	We have revised the heading and the body of this risk factor as requested.
8 .	We have revised this section as requested to make only the disclosure we believe necessary consistent with this comment.
9 .	Opinion revised as requested.
10 .	Opinion revised as requested.
11 .	Revisions made by auditors as requested.
12 .
We have advised both the Division of Trading and Markets and the Office of Chief Counsel of Corporation Finance that we are willing to request acceleration of this registration statement without submitting a formal no action request and without receiving any formal or informal position of the Division of Trading and Markets on this issue; providing, however, that the Division of Trading and Markets is willing to advise the staff of the Division of Corporation Finance that it has no objection to the staff declaring the registration statement effective when all comments of the Division of Corporation Finance have been resolved.

We have added the following risk factor in connection therewith:

If our Consultants are deemed to be acting as unregistered securities brokers, we will have to restructure the manner in which our Consultants receive compensation for their services which could inhibit our ability to implement our business plan.

If our Consultants are deemed to be acting as unregistered securities broker, we will have to restructure the manner in which our Consultants receive compensation for their services with respect to such matters as paying Consultants with Points for activities of other users they identify for us to invite to become users of our website.  We do not believe that the manner in which we intend to award Points to Consultants subjects them to a requirement to register as brokers in that, among other things, the compensation paid to Consultants is structured to have no transaction or success based compensation aspect related to any other person acquiring our securities.  We have not made or received a formal no action position or any informal position from the SEC on this issue.  Because requiring our Consultants to register as brokers is impractical, if registration were required, we would have to restructure the manner in which Points are awarded to Consultants which could inhibit our ability to attract additional users to our site and otherwise inhibit our ability to implement our business plan.

This is similar to a risk factor added when a company is structured so there is a risk it may be deemed an unregistered investment company under the Investment Company Act of 1940.  We hope that these actions will resolve this comment.